DESCRIPTION OF THE OFFERING AND COMMON SHARES OF ESEMBLY INC.

The following description of the Offering and the common shares of the Company (the "Common Shares") offered is of a summary nature, does not purport to be complete, and is qualified in its entirety by reference to the Company's Shareholder Agreement (the "Shareholder Agreement"), which fully provides for the final terms of the Common Shares. The capitalized terms used in this section that are not otherwise defined herein shall have the meanings ascribed to such terms as provided in the Offering Materials.

THE OFFERING

Issuer: Esembly Inc., a Delaware corporation (the "Company").

Securities to be Issued: Class A and Class B Common Shares of the Company (the "Class A Common Shares" and "Class B Common Shares", respectively, and collectively, the "Common Shares").

Amount of the Offering: The Company is seeking to raise a minimum of $99,999.60 (the "Minimum Offering Amount") up to a maximum of $349,998.60 (the "Maximum Offering Amount") from potential investors through the offer and sale of the Common Shares (the "Offering").

Issue Price: $19.96 per Share (the "Share Price").

Valuation of the Company: The Share Price is based upon a fully-diluted pre-money valuation of $2,200,000 and a fully-diluted post money valuation of $2,549,998.60 (See "Capitalization" for full details on current outstanding Common Shares)

Number of Common Shares: Up to a maximum of 17,535 Common Shares.

Minimum Investment: $998 for Class B Common Shares and $9,999.96 for Class A Common Shares (unless otherwise agreed to by the Company in limited circumstances).

Subscribing for an Investment: Investors interested in subscribing for the Common Shares will be required to complete and return to the Company the Subscriber's Qualified Investor Questionnaire and Subscription Agreement, and counterpart signature page to the Shareholder Agreement (collectively, the "Subscription Documents"). Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire. Instructions for each method of payment will be provided upon investment via the Company Offering Profile. Each individual investment transaction will be closed on an Investor-by-Investor basis upon the Company's acceptance of a Subscriber's subscription for the Common Shares together with a form of payment as specified on the Localstake Marketplace Platform.

Investor Suitability: This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Common Shares will be offered and sold only to persons whose investment in the Common Shares, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Eligible Investors").

Closings: The Offering shall be available to potential Investors until the final closing of the sale and purchase of the Common Shares (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Common Shares for the Maximum Offering Amount, (ii) June 30th, 2019 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date").

The Common Shares are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. Once the Minimum Offering Amount has been received by the Escrow Agent in the Escrow Account, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials.

Use of Proceeds: The Company intends to use the net proceeds of this Offering for building inventory, startup development, marketing and sales, hiring, and general working capital purposes, as explained in further detail on the Funding tab of the Company Offering Profile.

Localstake: As compensation for the Placement Agent's services in connection with the Offering, the Placement Agent shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

Gross Proceeds:	$349,998.60
Estimated Placement Fee[1]:	$16,499.93
Net Proceeds:	$333,498.67

[1] The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the Common Shares in the Offering. The resulting aggregate Placement Fee will be discounted by a $1,000 Offering Preparation fee paid prior to the Offering.

Company Capitalization: The Company is authorized to issue two classes of shares: Class A Common (1,000,000 Class A Common Shares, $0.001 par value) and Class B Common (1,000,000 Class B Common Shares, $0.001 par value). Prior to the Offering, 97,348 Class A Common Shares are issued and outstanding to the Shareholders.

Dividends The Company does not plan to issue dividends in the near future. Any net profits will be reinvested in the growth of the Company's operations.

Voting Rights: All voting rights of the Corporation are exercised by the holders of the Class A Common Shares, and the Class B Common Shares are nonvoting shares.

Future Equity Financings: Subject to the Shareholder Agreement, the Board of Directors will have full authority to issue additional Shares to new or existing Shareholders.

Management of the Company: The business and affairs of the Company are managed by those certain duly elected officers of the Company as determined by the Board of Directors of the Company, and in accordance with the Bylaws of the Company.

Transfer Restrictions: The Common Shares may not be transferred except in accordance with the policies outlined in Section 2 of the Shareholder Agreement.

Information Rights: The Company will use its reasonable best efforts to deliver to each Shareholder, within ninety (90) days following the end of each fiscal year, all Company-related information necessary for the preparation of the Investor's income tax returns. The Company will also provide each Shareholder with the following information rights: (1) unaudited annual financial cash flow reports and management commentary on operations within sixty (60) days after the end of each calendar year; (2) annual financial statements within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the Board of Directors. Each Shareholder, and his, her or its duly authorized representative, shall, to the extent required by applicable law, have access to the books and records of the Company at the place where such records are required to be kept during normal working hours of the Company, and shall have the right to inspect and copy them, at a time to be scheduled with the Company, within 21 days of the request being made.